Exhibit 99.1

Hailiang Education to Launch Chuzhou Hailiang Foreign Language School

- Expediting asset-light expansion strategy in partnership with PRC local government -

HANGZHOU, China, July 19, 2017 /PRNewswire/ — Hailiang Education Group Inc. (Nasdaq: HLG) (“Hailiang Education” or the “Company”), a provider of private K-12 educational services in China, today announced that its affiliate, Zhejiang Hailiang Education Investment Co., Ltd., (“Zhejiang Hailiang”) and its related party, Hailiang Group Co., Ltd. (“Hailiang Group”) have entered into a 30-year Educational Cooperative Partnership Agreement (the “Agreement”) with the Nanqiao government in Chuzhou city, Anhui Province, to launch Chuzhou Hailiang Foreign Language School (the “School”). Upon expiration of the 30-year term, Hailiang Education will have the priority to renew the Agreement and extend its corresponding operation of the School.

Pursuant to the Agreement, Zhejiang Hailiang will rent existing school buildings and related facilities from the Nanqiao government, and independently operate the School by leveraging Hailiang’s renowned brand, extensive management experience, strong faculty and extensive teaching resources. As consideration, Zhejiang Hailing will pay to Nanqiao government certain annual fees (waived until the school year starting September 1, 2023) as well as a portion of its net profits to be derived from the School’s operation commencing from September 1, 2020. The School will offer a variety of educational programs covering primary school, middle school, and high school as well as international education, with a planned total enrollment size of 1,500 students. Zhejiang Hailiang will assume School operation on September 1, 2017 and start collecting tuition fees from September 1, 2018. By continuing its efforts as a premium, specialty and international education provider, Hailiang Education aims to help elevate the local education level in Nanqiao through its established brand and resources, with a goal to forge Chuzhou Hailiang Foreign Language School a high-quality school in the Yangtze River Delta region.

The Agreement marks Hailiang Education’s first asset-light cooperation in the form of rentals of existing school facilities from local government, and will provide valuable experience for its rapid expansion with the asset-light model in the future.

About Hailiang Education

Founded in 1995, Hailiang Education operates, via its Variable Interest Entity, Zhejiang Hailiang Education Investment Co., Ltd., eight centrally managed schools in Zhuji city, Zhejiang province: Hailiang Kindergarten, Hailiang Primary School, Hailiang Middle School, Hailiang High School, Hailiang Foreign Language School, Hailiang Art School, Zhuji Private High School and Tianma Experimental School. Hailiang Education Park, the Company’s newest campus, was opened in September 2015 and represents Hailiang Education’s commitment in delivering comprehensive and high-quality educational programs. Hailiang Education offers a variety of educational programs, including basic educational programs and international programs at the kindergarten, primary school, middle school, and high school levels, as well as preparatory courses designed for university-bound students studying for A-level courses in the United Kingdom and the SAT examination in the United States.

For more information, please visit http://ir.hailiangedu.com.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, the Company’s business strategies and initiatives as well as the Company’s business plans; the Company’s future business development, results of operations and financial condition; expected changes in the Company’s revenue and certain cost or expense items; trends and competition in the education industry in China; general economic and business conditions in China; and other risks detailed in the Company’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

Contacts:

Mr. Bo Lyu

T: +86 571 5812-2010

ir@hailiangeducation.com

Ms. Emilie Wu

The Piacente Group

T: +86 10 5730-6200

hailiang@tpg-ir.com

Mr. Alan Wang

The Piacente Group

T: +1 212 481-2050

hailiang@tpg-ir.com